AMP
9-29-2003


SEC MAIL PROCESSING
RECEIVED
SEP - 5 2003
WASH, D.C.
188
SECTION


03052051

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-27862

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 5th Avenue, Suite 4300
(No. and Street)

Seattle	WA	98101-2342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Newhouse (206)628-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

801 2nd Avenue, Suite 900	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMP
9-29-2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Newhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LISA M. ROCKAS
COMMISSION EXPIRES
NOTARY
PUBLIC
3-19-06
STATE OF WASHINGTON

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Seattle-Northwest Securities Corporation

(SEC Identification No. 8-27862)

Statement of Financial Condition

June 30, 2003

(With Independent Auditor's Report Thereon)

Filed in accordance with Rule 17a-5(e)(3)
As a public document



801 Second Avenue
Suite 900
Seattle, WA 98104

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seattle-Northwest Securities Corporation:

We have audited the accompanying statement of financial condition of Seattle-Northwest Securities Corporation as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Seattle, Washington
August 1, 2003

Seattle-Northwest Securities Corporation
Statement of Financial Condition
June 30, 2003

ASSETS

		2003
Cash	$	2,314,824
Receivables:		
Brokers and Dealers		41,681,722
Customers		1,321,794
Non-Customers		494,205
Securities Purchased Under Agreements to Resell		191,901,527
Securities Owned		579,822,670
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,333,580		755,009
Deposits with Clearing Organizations		1,370,486
Intangible Asset Associated with Customer Relationships		233,333
Other Assets, Primarily Deposits		215,297
	$	820,110,867

LIABILITIES & SHAREHOLDERS' EQUITY

Bank Loans	$	14,000,000
Securities Sold Under Agreements to Repurchase		298,320,987
Payables to Brokers and Dealers		42,214,203
Payables to Customers and Non-Customers		175,281
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased		442,605,584
Accounts Payable		174,278
Accrued Liabilities		9,005,877
Income Taxes Payable		21,915
		806,518,125
Commitments and Contingencies		
Liabilities Subordinated to Claims of General Creditors		729,943
Shareholders' Equity		12,862,799
	$	820,110,867

The accompanying notes are an integral part of this statement.

Seattle-Northwest Securities Corporation

Notes to Statement of Financial Condition

June 30, 2003

1. **Organization and Summary of Significant Accounting Policies**

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of June 30, 2003, the ESOP owned approximately 70% of Seattle-Northwest Securities Corporation outstanding common stock. Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At June 30, 2003, the amount of such non-forgivable shareholder loans included in noncustomer receivables was $152,186.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities which have not been delivered or received by settlement date. As of June 30, 2003, Payables to Clearing Organizations amounted to 1,444,140, and were included in Payables to Brokers and Dealers.

Receivables From and Payables to Customers and Non-Customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions which are collateralized by negotiable securities, in amounts equaling 100% of the agreements,

and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements which are executed with the same counter-party and meet criteria for the right of offset.

Securities Owned - Securities inventory which includes securities owned and securities sold but not yet purchased, is carried at fair value and includes accrued interest. The unrealized gain or loss resulting from changes in fair value is included in trading revenues.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2002, the Company hired an independent advisor and acquired a book of customer relationships served by the advisor for a purchase price of $250,000. The asset acquired by the Company primarily involves contracts with customers that will continue to be served by the Company. The resulting intangible asset is being amortized on a straight-line basis over a period of 10 years. Amortization expense recognized on the asset was $16,667 in 2003, and is expected to be $25,000 for each of the succeeding five years.

Revenue Recognition - Security transactions are recorded on settlement date which generally is three business days after trade date for municipal and corporate securities and one business day after trade date for U.S. Government securities. Had the Company recorded its security transactions on a trade date basis, net income would not be materially affected and an increase of $67,638,000, as of June 30, 2003, of net securities inventory would be shown on the statement of financial condition with a net corresponding amount payable to brokers, dealers and customers. Interest income and expense on security positions are recorded on the accrual basis. Underwriting revenue is recognized at the time the underwriting is completed and the revenue is reasonably determined. In 2003, three State of Oregon underwritings accounted for 20% of Total Revenues. Municipal consulting fees are recorded on the accrual basis on the date the issue is underwritten.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax asset and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company had no significant temporary differences at June 30, 2003.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-- In May 2003, the Financial Accounting Standards Boards issued Financial Accounting Standard (FAS) No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. The provisions of this Statement are effective for financial instruments entered into or modified after May 31, 2003 and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The provisions of this Statement are effective and will be adopted on July 1, 2003. As a result of adopting this Statement, Liabilities Subordinated to Claims of General Creditors will be reclassified and included in liabilities.

2. Bank Loans

In the normal course of business the Company borrows from banks on a demand basis secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $14,000,000 as of June 30, 2003. At June 30, 2003, the stated interest rate on these borrowings was 1.625%.

3. Securities Owned

Securities owned at June 30, 2003 consisted of:

U.S. Government and Federal Agency Securities	$ 533,463,866
State and Municipal	19,492,224
Corporate	26,866,580
	$ 579,822,670

4. Commitments and Contingencies

In the normal course of business the Company enters into when-issued and underwriting commitments. Open commitments at June 30, 2003, which were subsequently settled, had no material effect on the financial condition of the Company.

The aggregate annual rental commitments under all office leases, subject to certain escalation charges for the fiscal years ending June 30 are as follows:

2004	$ 655,049
2005	677,115
2006	653,969
2007	612,897
2008	612,897
Thereafter	3,235,957
	$ 6,447,884

5. ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a six-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

6. Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies that the Company must redeem and cancel its shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment is made in four annual installments bearing interest at 7%. In November 2001, the Company paid cash and issued subordinated notes in order to satisfy redemption obligations of redeeming shareholders. As of June 30, 2003, the Company has subordinated notes outstanding totaling $729,943. The notes have two future annual payments of approximately $365,000, mature on November 30, 2004, and are available as equity in computing net capital under the SEC's uniform net capital rule. The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as approved by the Board of Directors.

7. Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At June 30, 2003, the Company's net capital under these rules was $6,718,323, which exceeded minimum capital requirements by $6,093,160. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At June 30, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.4 to 1.

8. Common Stock Purchase Loans

During 2003, the Company issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.